August 31, 2011

Via Edgar

Ms. Loan Lauren P. Nguyen

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-5546

U.S.A.

Re:	Toyota Motor Corporation
Pre-effective Amendment No.1 to the Registration Statement on Form F-4
Filed August 31, 2011
and Documents Incorporated by Reference
File No. 333-175524

Dear Ms. Nguyen:

At the request of Toyota Motor Corporation (“Toyota”), we are responding to the comment letter, dated August 9, 2011, from the Securities and Exchange Commission (the “Commission”) relating to the registration statement on Form F-4 filed on July 13, 2011. In conjunction with this letter, Toyota is filing the pre-effective amendment no.1 to the registration statement. For the Staff’s convenience, a marked version of the registration statement, showing changes from the registration statement filed on July 13, 2011, is being delivered to the Staff.

The responses of Toyota to the Staff’s comments are set forth below. To facilitate the Staff’s review, we have reproduced below in bold text the Staff’s comments and have provided responses immediately below the comments. The page number references relate to the marked version of the registration statement.

Form F-4

General

1.	Please provide us with copies of any written materials prepared by management or the advisor and reviewed by the boards in connection with its vote to approve the transaction.

Shearman & Sterling LLP will be furnishing to the Staff, on behalf of Toyota and Kanto Auto Works, Ltd. (“Kanto”), materials prepared by management for the review by their respective board of directors in connection with the approval of the transaction. The materials will be provided under separate cover requesting confidential treatment pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”), and pursuant to Title 17 C.F.R. §200.83. Accordingly, Toyota and Kanto will request that these materials be promptly returned to Shearman & Sterling LLP, on their behalf, following completion of the Staff’s review thereof.

In connection with the rendering of its fairness opinion as financial advisor to Kanto, Mitsubishi UFJ Morgan Stanley Securities prepared written materials for review by the board of directors of Kanto. These materials include a financial analysis of Kanto by Mitsubishi UFJ Morgan Stanley Securities which is summarized in detail in the registration statement on Form F-4 under the heading “Financial Analysis of Mitsubishi UFJ Morgan Stanley Securities”. The written materials were prepared in the Japanese language by Mitsubishi UFJ Morgan Stanley Securities and reviewed in the Japanese language by the board of directors of Kanto. Given the volume of the written materials and the detailed summary already included the registration statement, Mitsubishi UFJ Morgan Stanley Securities believes that preparing a full English language translation of the materials would be unnecessary and unduly burdensome. If the Staff would wish to review the written materials, Mitsubishi UFJ Morgan Stanley Securities will submit translations or summaries of such materials under separate cover requesting confidential treatment pursuant to Rule 12b-4 under the Exchange Act and Rule 418 under the Securities Act, and pursuant to Title 17 C.F.R. §200.83.

Questions and Answer about the Share Exchange, page vi

2.	Please add a question and answer to disclose and quantify the interests in the merger of any insiders, including major shareholders, executive officers or directors that may differ from those of the other shareholders of Kanto. Please also provide a “Risk Factor” to discuss these interests, if applicable.

In response to Staff’s comment, Toyota has revised the disclosure to add a question and answer on page vi.

While Toyota is a controlling shareholder of Kanto, as set forth in the revised disclosure in the above question and answer, Toyota and Kanto believe that adequate measures were taken to ensure the fairness and appropriateness of the share exchange. These measures include retaining financial advisors to provide an analyses of the share exchange ratio for use in negotiating the share exchange ratio and having certain of Kanto’s directors and corporate auditors not participate in the board meeting in order to avoid possible conflicts of interest. In addition, the equity ownership of Kanto’s directors and executive officers in Kanto is not significant and none of their compensation is tied or influenced by the outcome of this transaction. Based on the foregoing, Toyota believes that a risk factor to discuss these interests is not applicable to this transaction.

Why are Toyota and Kanto proposing the share exchange, page vi

3.	Please revise to define the term, “Toyota group,” in the first instance it is used.

In response to the Staff’s comment, Toyota has included the requested definition on page iii.

4.	We note your disclosure on page vi regarding the “increased speed of management.” Please revise to clarify what changes you intend to make to the directors and senior management of Kanto Auto Works, Ltd. after the share exchange and what changes you intend to make to the directors and senior management of Kanto after the business combination with two of your subsidiaries, assuming such combination occurs. In addition, please revise to disclose the names of these subsidiaries here and clarify what you mean in the second to last sentence of this section by “completed successfully.”

In response to the Staff’s comment, Toyota has clarified its disclosure and provided additional disclosure on pages vi and 3. Toyota will be considering potential changes to the management structure and directors and senior management of Kanto following the share exchange and the subsequent merger, assuming such merger occurs; however, no such changes have been decided upon at this time.

How did Toyota and Kanto determine the share exchange ratio, page vi

5.	We note the disclosure that Toyota and Kanto each reached the conclusion that the share exchange ratio was “appropriate.” Please disclose whether the Kanto board determined that the exchange ratio was fair to the non-controlling Kanto shareholders.

In response to the Staff’s comment, Toyota has revised the disclosure on pages vii and 24.

Can the number of shares of Toyota common stock, page vii

6.	Please clarify that the exchange ratio is fixed and will not change between the time of the shareholders’ meeting until the share exchange is completed in early 2012.

In response to the Staff’s comment, Toyota has revised the disclosure on page viii.

How do I vote at the extraordinary shareholders’ meeting of Kanto, page vii

7.	We note that Kanto will distribute materials to shareholders that will enable them to exercise their voting rights. Please provide us with a copy of these materials for review.

Toyota acknowledges the Staff’s comment and will provide the materials for the Staff’s review as exhibits to the registration statement once they become available.

Do I have dissenters’ appraisal rights in connection with the share exchange, page viii

8.	Please revise to disclose here what constitutes notification of the intention to oppose the share exchange prior to the extraordinary meeting of shareholders.

In response to the Staff’s comment, Toyota has revised the disclosure on pages ix, 31 and 32.

Summary, page 1

Reasons for the Share Exchange, page 3

9.	Please revise to clarify the reasons for the share exchange by including a brief explanation of the role Kanto will have after the share exchange, including a brief explanation of why you believe that making Kanto a wholly owned subsidiary will “enhance the corporate value of both companies.” In this regard, we note your disclosure that Kanto has made “significant contributions to the domestic and global businesses of Toyota” and that, “going forward, you expect Kanto to serve an expanded role in the businesses of Toyota and to serve an expanded supporting role for the overseas production of compact cars.”

In response to the Staff’s comment, Toyota has revised the disclosure on pages vi and 3.

10.	We note your disclosure that if the share exchange is completed, Kanto and two other Toyota subsidiaries will begin discussions to combine their businesses to become a vehicle manufacturing hub in the Tohoku area. To the extent that the anticipated advantages of the share exchange with Kanto will not be realized if these subsequent business combinations do not occur, please disclose here and in your Questions and Answers about the Share Exchange section. Also, include a risk factor discussing the effects of the failure of such business combinations and the risk that such combinations will not occur. Alternatively, please tell us why such risk factor is not necessary.

In response to the Staff’s comment, Toyota has revised the disclosure on pages vi, 3 and 8.

11.	Please clarify what you mean by “vehicle manufacturing hub” and briefly describe the advantages of creating a hub in the Tohoku area and the reasons for combining Kanto and these two other subsidiaries.

In response to the Staff’s comment, Toyota has revised the disclosure on pages vi, 3, 23 and 24.

12.	Consider including a chart at the end of the “Summary” section showing the corporate ownership structure of Toyota and Kanto before and after the merger.

In response to the Staff’s comment, Toyota has included a chart on page 6.

Termination of the Share Exchange Agreement, page 3

13.	Please revise to include a brief statement here as to whether any regulatory requirements, other than the U.S. federal securities laws, must be complied with or approval must be obtained in connection with the transaction, and if so, the status of such compliance or approvals. Refer to Item 3(i) of Form F-4.

In response to the Staff’s comment, Toyota has revised the disclosure on page 4.

14.	Please revise to disclose any material termination provisions that may affect the merger and tell us whether there are termination fees involved in connection with any termination by either party.

In response to the Staff’s comment, Toyota has revised the disclosure on pages 4 and 31. Other than not being able to obtain shareholder approval of Kanto, the share exchange agreement is expected to be terminated only under certain circumstances and there are no termination fees involved in connection with any termination by either party.

Risk Factors, page 5

15.	Please revise the introductory paragraph of your Risk Factors section to remove the words “and elsewhere in this prospectus” to clarify that your Risk Factors section discloses all known material risks.

In response to the Staff’s comment, Toyota has revised the disclosure on page 7.

Risks Relating to the Share Exchange, page 5

16.	Please add a risk factor to disclose the risks of only having unit holders vote on the share exchange or explain why such risk factor is unnecessary.

Under the unit share system of Kanto, one unit consists of 100 shares of common stock, and each unit of shares is entitled to one vote on each matter properly submitted at a shareholders’ meeting. Shares constituting less than one unit are not entitled to vote. The unit share system is common in Japan, and over 80% of Japanese public companies are deemed to have similar unit share systems.

Since Kanto adopted the unit share system in 1982, the shareholders holding shares of less than one unit have not been entitled to vote at Kanto’s shareholders’ meetings. As of March 31, 2011, 22,637 shares were held as shares constituting less than one unit, which amounts to approximately 0.03% of Kanto’s issued shares.

Based on the foregoing, Toyota believes that a risk factor to discuss a risk of only having unit holders vote on the share exchange would not be necessary in this transaction. Toyota requests the Staff to note that Toyota discloses the risk of holders holding less than a unit of shares of Toyota in terms of having limited rights in voting and transferability under the caption “—Risks Relating to Owning Toyota Common Stock or ADSs—Investors holding less than a unit of shares will have limited rights as shareholders” on page 8. Toyota has expanded this risk factor and a question and answer on page viii to describe the number of Kanto shares required in order to receive a number of Toyota shares constituting one unit based on the share exchange ratio.

Significant costs and expenses have been and are being incurred in the course, page 5

17.	Please revise to disclose the significant costs and expenses that have been and are being incurred related to the share exchange. Please also disclose an estimate of the costs of the subsequently planned business combination of Kanto and the two other Toyota subsidiaries. In addition, if applicable, please disclose the costs associated with the termination of the merger by either party.

In response to the Staff’s comment to disclose the costs and expenses that have been and are being incurred related to the share exchange, Toyota has revised the disclosure on page 8. Toyota and Kanto do not plan to incur expenses other than transaction-related expenses and costs related to compensating dissenting shareholders who exercise their appraisal rights in connection with the share exchange.

Discussions of the planned merger of Kanto and the two other Toyota subsidiaries commenced in July 2011 and details of the merger are not yet available, including estimated costs and whether there will be a termination fee, as the parties currently intend to execute the merger agreement in January 2012 or thereafter. Toyota and Kanto undertake to update the disclosure, if and when such information becomes available.

18.	Please revise to disclose here, if true, that, even if the share exchange is completed, there is no guarantee that such business combination of Kanto and the two other Toyota subsidiaries will occur. In this regard, we note your disclosure on page 3 that “Kanto and two other Toyota subsidiaries have agreed to commence discussions to combine their businesses to become a vehicle manufacturing hub in the Tohuku area.”

In response to the Staff’s comment, Toyota has revised the disclosure on pages 7 and 8.

Making Kanto a wholly owned subsidiary may not produce the benefits, page 5

19.	Please disclose the timelines and any obstacles that may occur to integrating Kanto’s operations with Toyota.

In response to the Staff’s comment, Toyota has revised the disclosure on page 8.

The Share Exchange, page 16

General, page 16

20.	Please revise to identify the “other conditions for completing the share exchange.”

As set forth in response to comment 14, other than not being able to obtain shareholder approval of Kanto, the share exchange agreement is expected to be terminated only under certain circumstances. Accordingly, Toyota has revised the disclosure on pages i, 2, 18 and 20.

Background to the Share Exchange, page 16

21.	We note the disclosure that Kanto “has significantly contributed to the domestic and global businesses of the Toyota group.” Please revise to provide greater quantitative and qualitative details in regards to the noted contributions by Kanto to the business of Toyota. Quantify the portion of your operating result in 2010 attributable to Kanto. Also revise throughout the prospectus accordingly.

In response to the Staff’s comment, Toyota has revised throughout the prospectus to note that Kanto “has contributed” to the domestic and global businesses of the Toyota group from the development to production stages of many Toyota vehicles, as well as in the support of overseas operations through the production of parts and components. The portion of Toyota’s consolidated revenues in fiscal 2011 attributable to Kanto was approximately 1.3%. Net income of Toyota and Kanto in fiscal 2011 was ¥408.1 billion and (¥1.9) billion, respectively.

22.	Please explain how Toyota plans to “maximize overall group performance and corporate value” through the allocation of “managerial resources, focusing on strategic areas such as the development of hybrid vehicles and environmental initiatives.” Discuss how Kanto’s role after the merger will be affected by such initiatives.

In response to the Staff’s comment, Toyota has revised the disclosure on page 18 to note that Toyota came to the view that it can maximize overall group performance and corporate value through optimally structuring its supply and production systems and investing in strategic areas such as next-generation eco-cars and emerging countries. Toyota believes that the two strengthened roles that Kanto would perform following the share exchange – an active role in the planning, developing and manufacturing of primarily compact vehicles, and an expanded supporting role for the overseas production of compact vehicles, which roles are discussed in “—Strengthened Role of Kanto” on page 23 – would allow Kanto to concentrate and develop its expertise in the manufacturing of compact vehicles and promote overseas production of vehicles, which would lead to a more optimal structure of Toyota’s overall supply and production systems.

23.	Refer to the second-to-last sentence of the last paragraph on page 16. Disclose whether Kanto’s involvement after the merger will be focused on new technology and new vehicle models.

In response to the Staff’s comment, Toyota has revised the disclosure on page 23 to note that Kanto’s aim after the share exchange will be to be actively involved in a broad range of processes related to Toyota brand compact vehicles, beginning with the initial planning stage and including implementation and development of high-volume production methods.

24.	Please revise to clarify what you mean in the last sentence on page 16 by “leveling out plant and line utilization” and “localization” on page 17.

In response to the Staff’s comment, Toyota has revised the disclosure on pages 18, 19 and 21.

25.	We note disclosure on page 17 which states that on June 29, 2011 and July 5, 2011, the working groups of Toyota and Kanto negotiated the share exchange ratio. Please disclose who initially suggested the share exchange ratio.

In response to the Staff’s comment, Toyota has revised the disclosure on page 20 to note that each of the working groups proposed a share exchange ratio. Toyota has also revised the disclosure that the agreed share exchange ratio was the result of negotiations by Toyota and Kanto between June 29, 2011 and July 10, 2011.

26.	Please disclose whether alternatives to the share exchange were discussed by the boards of Toyota and Kanto.

In response to the Staff’s comment, Toyota expanded the disclosure on page 19 to note that around April 12, 2011, Toyota determined that a share exchange would be an effective transaction structure by which to make Kanto a wholly owned subsidiary, as a share exchange could be conducted speedily and would allow Toyota to make effective use of its treasury stock. As described under “The Share Exchange”, the business considerations led to the companies to decide to make Kanto into a wholly owned subsidiary, and the share exchange was the most effective transaction structure by which to accomplish that goal. The determination of the transaction structure was made by management, and therefore no alternatives to the share exchange were specifically discussed by the board of directors of Toyota and Kanto.

Reasons for the Share Exchange, page 19

Toyota Global Vision, page 18

27.	Please revise to clarify what you mean on page 18 by “promotion of a new mobility society.”

In response to the Staff’s comment, Toyota has revised the disclosure on page 22.

28.	Please revise to identify the “shared values and ideals” that Toyota group companies operate under and to clarify what you mean by “concrete measures” on page 19. In addition, please clarify that there is no guarantee that Toyota will be able to achieve the ideals identified in the Toyota Global Vision.

In response to the Staff’s comment, Toyota has revised the disclosure on page 21 to expand and clarify the disclosure on the “shared values and ideals”. Toyota has also revised the disclosure to clarify that it will “aim” to achieve the objectives of the Toyota Global Vision.

29.	Please revise the first and third paragraphs on page 19 to state as a belief.

In response to the Staff’s comment, Toyota has revised the disclosure on pages 21 and 22.

30.	We note your disclosure that Toyota will be responsible for Lexus and “other globally recognized vehicles.” Please revise to clarify what you mean by “other globally recognized vehicles.”

In response to the Staff’s comment, Toyota has revised the disclosure on page 22.

31.	Please revise to enumerate some of the main ways that you intend to have the body manufacturers strengthen their capabilities for the overseas expansion of vehicle related operations and support the preparation of overseas production. Discuss how Kanto’s future role will contribute to these initiatives. In addition, please revise to clarify the additional vehicle related operations that you intend to move overseas.

In response to the Staff’s comment, Toyota has revised to clarify the disclosure on page 22 and expanded the disclosure on page 23.

Strengthened Role of Kanto, page 19

32.	Please revise to clarify what you mean by “integrated vehicle and unit planning” on page 19, “manufacturing from a global prospective” and “model line (including variants)” on page 20.

In response to the Staff’s comment, Toyota has revised the disclosure on page 23.

33.	Please revise to enumerate the major ways that Kanto intends to support development and production overseas and how it will aim to actively contribute to the global expansion of Toyota through the overseas production of parts and components. In this regard, please revise to clarify how this goal fits into Toyota’s goal, identified on page 14 of Form 20-F for the fiscal year ended March 31, 2011, of “building a structure where decisions can be made regionally, in areas closest to the customers.”

In response to the Staff’s comment, Toyota has expanded the disclosure on page 22 and revised to clarify the disclosure on page 23.

Opinion of Kanto’s Financial Advisor, page 22

Financial Analyses of Mitsubishi UFJ Morgan Stanley Securities, page 23

34.	Please disclose in the registration statement that Mitsubishi UFJ Stanley Securities has consented to the inclusion of, and reference to, its opinion in the prospectus.

In response to the Staff’s comments, the requested disclosure has been included on page 25.

35.	We note that Mitsubishi UFJ Morgan Stanley Securities reviewed the financial terms of certain comparable acquisition transactions. We also note that a precedent transactions analysis was not included in the summary of the financial analyses. Please revise the disclosure in your registration statement to include the results of Mitsubishi UFJ Morgan Stanley Securities’ analysis of certain comparable acquisition transactions or advise.

In response to the Staff’s comments, additional disclosure has been included on page 28.

Comparable Companies Analysis, page 24

36.	We note that Mitsubishi UFJ Morgan Stanley Securities included two companies and excluded certain companies that met the selection criteria established by it in conducting the comparable companies analysis. Please revise the disclosure in your registration statement to disclose the selection criteria and the companies that were excluded, including the reasons why those companies were excluded.

In response to the Staff’s comments, the third paragraph of the “Comparable Companies Analysis” section on page 27 has been revised as follows (revisions in italics):

“Mitsubishi UFJ Morgan Stanley Securities selected the comparable companies above from among the three major listed auto-body makers in Japan which have businesses similar to Kanto. From these three major listed auto-body makers, Mitsubishi UFJ Morgan Stanley Securities excluded Yachiyo Industry as Yachiyo Industry’s primary business is auto parts, while Toyota Auto Body Co., Ltd. and Nissan Shatai Co., Ltd. both focus mainly on auto body.”

Discounted Cash Flow Analysis, page 24

37.	Please briefly describe the risk characteristic and weighted average costs of capital analyses and assumptions that were used in the discounted cash flow analysis.

In response to the Staff’s comments, Mitsubishi UFJ Morgan Stanley Securities provides that Kanto’s business is highly reliant on its parent company, Toyota, due to the capital relationship between Toyota and Kanto and Kanto’s majority sales to Toyota. Under these assumptions, Mitsubishi UFJ Morgan Stanley Securities verified historical data to analyze Kanto’s beta and capital structure, in order to calculate the weighted average cost of capital (“WACC”).

As a reference, Mitsubishi UFJ Morgan Stanley Securities adopted Barra Beta as for the Market Risk Premium, and adopted the yield of the current 10 year Japanese government bond as the Risk Free Rate under the WACC calculation.

General, page 25

38.	We note that the description in the registration statement regarding the material relationships between Mitsubishi UFJ Morgan Stanley Securities does not provide a quantitative description of the fees paid or to be paid to Mitsubishi UFJ Morgan Stanley Securities and its affiliates by Kanto and its affiliates. Please revise the last paragraph on page 26 to provide such disclosure.

In response to the Staff’s comments, the disclosure on page 30 has been revised as follows (revisions in italics):

“Under the terms of its engagement letter, Mitsubishi UFJ Morgan Stanley Securities has acted as financial advisor to the board of directors of Kanto in connection with this transaction and will receive a total fee of 160 million Japanese yen for its services, 30 million Japanese yen of which is contingent upon the consummation of the share exchange.”

Major Shareholders, page 32

39.	We note your disclosure on page one in Exhibit 99.9 of your Form 6-K filed on June 30, 2011 and on page 13 in Exhibit 99.2 of your Form 6-K filed on July 13, 2011 that Japan Trustee Services Bank Ltd. and The Master Trust Bank of Japan, Ltd. are also 5% holders as of March 31, 2011. Please advise.

Although Japan Trustee Services Bank Ltd. and The Master Trust Bank of Japan, Ltd. own 5% or more of Kanto’s voting securities, Toyota believes that all of the shares held by them are held in trust accounts and they do not have beneficial ownership.

Taxation, page 34

40.	Please remove the language that the shareholders are “urged to consult [their] own tax advisors” regarding the U.S. federal income tax consequences if Kanto or Toyota (as applicable) has been, or becomes a PFIC in the last sentence on page 41 as this statement suggests that shareholders cannot rely on the information in the registration statement. We would not object to language suggesting that shareholders consult their own tax advisors with respect to their own tax situation.

In response to the Staff’s comment, Toyota has revised the disclosure on page 45.

Appendix B

41.	Please have Mitsubishi UFJ Morgan Stanley Securities revise its fairness opinion to remove the word “only” in the second sentence in the fourth paragraph on page B-3 as it is inappropriate to limit reliance in this way.

In response to the Staff’s comment, Mitsubishi UFJ Morgan Stanley Securities provides that the opinion is a historical fact. On the day it was rendered it included the word “only”. Mitsubishi UFJ Morgan Stanley’s understanding is that the registration statement on Form F-4 should disclose the actual opinion as it was delivered. Mitsubishi UFJ Morgan Stanley Securities believes that there would be little practical value in revising and re-issuing an opinion to a board that has already made its decision.

Form 20-F for the Fiscal Year Ended March 31, 2011

Information on the Company, page 9

Business Review, page 9

42.	Please tell us and, to the extent material, discuss the incremental actual and further expected impact to your results of operations, financial condition and/or cash flows with respect to the process improvements initiated by the Special Committee for Global Quality established in March 2010.

Toyota acknowledges the Staff’s comments. The Special Committee for Global Quality has initiated various process improvements, including Toyota’s continuing efforts to make improvements and changes in information gathering, organizational structure, human resources and product development. These efforts involve a comprehensive broad range of activities, including, among other things, the designation of chief quality officers and regional product safety executives to establish task forces on quality issues in the respective regions around the globe, improvement to information technology to gather and analyze customer feedback, establishment of training centers and review of product development processes aimed to timely reflect customer feedback from the design and development stages. These various process improvements were initiated by Toyota and are viewed collectively in making continuous improvements in vehicle manufacturing and enabling appropriate and timely decision-making relating to recalls and other safety measures. Further, many of these process improvements are not quantifiable in nature or their constant evolvement makes their incremental impact indeterminable.

Accordingly, quantification of the incremental actual and further expected impact with respect to process improvements initiated by the Special Committee for Global Quality is indeterminable.

Operating and Financial Review and Prospects, page 52

Operating Results, page 52

Results of Operations — Fiscal 2011 Compared with Fiscal 2010, page 58

Operating Costs and Expenses, page 62

43.	We note the following:

•

In the fourth quarter of fiscal 2010 you changed the method in accounting for recalls and other safety measures from an accrual based on individual occurrences to an accrual at the time of vehicle sale of an amount that represents your best estimate of expenses related to future recalls and other safety measures. The amount recorded for this accounting change in fiscal 2010 was ¥105.7 billion.

•

A net ¥30.0 billion increase in product quality related expenses in 2011 compared with 2010 due to the approximately ¥100.0 billion increase in costs related to recalls and other safety measures, partially offset by the approximately ¥70.0 billion decrease in product warranty costs. In connection with this, we understand that an aggregate ¥110.0 billion was recorded in fiscal 2010 for recalls and other safety measures initiated in 2009 associated with Tacoma pick-ups and for the four specified matters initiated in 2010, and that ¥13.1 billion was recorded in fiscal 2011 related to the four specified matters initiated in 2010.

•	The total number of units sold was 7.2 million in 2010 and 7.3 million in 2011.

•	The total number of units subject to recall and other safety measures was 14.7 million in 2010 and 4.4 million in 2011.

In view of the above, please explain to us:

•	The reason for the 23.2 % decrease in warranty expense when total units sold increased by 1%.

•

The basis for and reasonableness of the 38.8% increase in recall and other safety measures expense when the number of vehicles subject to recall and other safety measures in 2011 was less than one third the number of vehicles subject to such in 2010 and relative to the increase in the number of units sold.

Toyota acknowledges the Staff’s comments. The 23.2% decrease in product warranty costs in fiscal 2011 compared to fiscal 2010 when Toyota’s vehicle unit sales increased by 1% was a result of changes in geographic sales mix and a decrease in the warranty cost per unit.

The product warranty costs decreased despite the increase in total vehicle unit sales because vehicle unit sales increased by 450 thousand units in Asia and Other regions, where warranty cost per unit is lower, while vehicle unit sales decreased by 380 thousand units in Japan, North America and Europe, where warranty cost per unit is higher.

Additionally, the decrease in the product warranty cost per unit is due to Toyota’s efforts to reduce repair costs by promoting product designs that allow repairs to be performed with ease and improving repair methods, a decrease in the number of defects per vehicle unit and the effect of the strong Japanese yen.

As to the recalls and other safety measures expense, Toyota respectfully asks the Staff to note that the 4.4 million units represent the number of vehicles subject to major recalls and other safety measures described on page 63, rather than the total number of vehicles subject to all recalls and other safety measures in fiscal 2011. The total number of vehicles subject to recalls and other safety measures were over 16 million units and 14 million units in fiscal 2011 and 2010, respectively.

Toyota believes that the 38.8% increase of approximately 100.0 billion yen was reasonable because the number of announcements and the number of vehicles subject to such recalls and other safety measures increased and some of the recalls and other safety measures announced required higher repair costs compared to the prior fiscal year.

Directors, Senior Management and Employees, page 95

Compensation, page 100

44.	Please confirm that in future filings you will provide the title and amount of securities covered by the options, the exercise price, the purchase price and the expiration date of the options for each of the individuals identified pursuant to Item 6.B of Form 20-F.

Toyota acknowledges the Staff’s comments. As provided in Item 6.B of Form 20-F, beginning fiscal 2011, certain compensation information is disclosed on an individual basis for directors and auditors whose total compensation exceeded 100 million yen during the fiscal year in accordance with changes in applicable Japanese disclosure requirements. Toyota confirms that other than the foregoing, it is not required by Japanese law to disclose, and does not otherwise disclose, information regarding compensation paid to any of its directors or members of its administrative, supervisory or management bodies on an individual basis.

Toyota undertakes to include in future filings, as applicable, the title and amount of securities covered by the options, the exercise price, the purchase price and the expiration date of the options granted to its directors or members of its administrative, supervisory or management bodies on an aggregate basis.

45.	Please confirm that in future filings you will provide the total amounts that you or your subsidiaries have set aside or accrued to provide pension benefits here. Refer to Item 6.B of Form 20-F.

Toyota acknowledges the Staff’s comments. Toyota undertakes to include in future filings, the total amounts set aside or accrued by it or its subsidiaries to provide pension, retirement or similar benefits to its directors and members of its administrative, supervisory or management bodies, if and to the extent there are such expenses. Toyota confirms that, other than the amount of remuneration disclosed under Item 6.B of Form 20-F, Toyota or its subsidiaries currently do not provide any pension, retirement or similar benefits to Toyota’s directors and members of its administrative, supervisory or management bodies.

Controls and Procedures, page 124

Disclosure Controls and Procedures, page 124

46.	Please note that your description of “disclosure controls and procedures” does not conform to the definition of such in Exchange Act Rules 13a-15(e) and 15d-15(e). In particular, the Exchange Act definition does not refer to the “materiality” of the information required to be disclosed. Also, your description does not indicate that the information required to be disclosed is accumulated and communicated to management “to allow timely decision regarding required disclosure.” Although there is no requirement to include the full definition of disclosure controls and procedures in your disclosure, any description of such included in your disclosure should be consistent in full with the definition contained in the Exchange Act. Otherwise, deviation from the Exchange Act definition gives the appearance that your conclusion may be so qualified. Please revise your disclosure as appropriate.

Toyota proposes to state clearly, going forward, that its disclosure controls and procedures are designed to ensure “that information required to be disclosed in the Form 20-F that Toyota files under the Exchange Act is accumulated and communicated to its management, including the chief executive officer and the principal accounting and financial officer, to allow timely decision regarding required disclosure,” rather than “that the material financial and non-financial information required to be disclosed in the Form 20-F that Toyota files under the Exchange Act is accumulated and communicated to its management, including the chief executive officer and the principal accounting and financial officer.”

Toyota believes that a revision of disclosure in future filings would be sufficient, and that a revision of its disclosure in the 2011 Form 20-F would not be necessary. Toyota believes that its current disclosure is unlikely to mislead investors with respect to the purpose of Toyota’s disclosure controls and procedures. Toyota, in not disclosing that its disclosure controls and procedures are designed “to allow timely decision regarding required disclosure,” did not attempt to sidestep the time periods specified in the Commission’s rules and forms. As Toyota states in the third sentence of 2011 Form 20-F Item 15(a), disclosure controls and procedures ensure that “the Form 20-F that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.” Toyota believes that this would inherently require the second sentence to mean that the information required to be disclosed in the Form 20-F to be accumulated and communicated to Toyota’s management “to allow timely decision regarding required disclosure.”

Notes to Consolidated Financial Statements

Note 23. Other commitments and contingencies, concentrations and factors that may affect future operations, page F-55

Legal Proceedings, page F-55

Class Action and Consolidated Litigation, page F-56

47.	We note you disclose that you currently cannot estimate your potential liability, damages or range of possible loss, if any, beyond the amounts accrued in regard to the disclosed claims, lawsuits and government investigations. Please tell us what you mean by the term “potential” and revise your disclosures in future filings to use terminology consistent with that used in ASC 450 (i.e. probable, reasonably possible or remote). In this regard, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. In addition, please explain how you determine whether to proceed to trial or settle these matters if you are unable to determine the reasonably possible loss or range of loss. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

You may provide your disclosures on an aggregated basis. Please include your proposed disclosures in your response.

In the notes to consolidated financial statements of Form 20-F, Toyota states that it is involved in legal proceedings for which it cannot currently estimate potential liability, damages or range of potential loss, if any. Toyota used the term “potential” to indicate that liability and the damages sought in these actions are contested and uncertain.

Toyota undertakes a review process on a quarterly basis that examines the status of pending legal matters and attempts to estimate, if possible, a range of reasonably possible loss. In developing these estimates, Toyota also considers whether it intends to proceed to trial or to settle the matter. This assessment includes consideration of many factors, including the likelihood of success on the merits, the significance of the matter to Toyota, the precedential impact of a positive or negative outcome and Toyota’s experience with similar cases.

In future filings, subject to changes between now and the time of filing, Toyota intends to revise its disclosure under “Legal Proceedings” to use terminology consistent with that used in ASC 450, as follows:

“The recalls and other safety measures described above have led to a number of claims, lawsuits and government investigations against Toyota in the United States as set forth in the preceding paragraphs. Amounts accrued as of March 31, 2011 related to these legal proceedings and governmental investigations are not material to Toyota’s financial position, results of operations, or cash flow. Beyond the amounts accrued, Toyota is unable to estimate a range of reasonably possible loss, if any, for the cases described above because (i) many of the proceedings are in early stages, (ii) the likelihood of classes being certified or the ultimate size of the classes, if any, is uncertain, (iii) the outcome of pending or future appeals or motions is unknown, (iv) significant factual issues need to be resolved, (v) in some cases, novel legal issues are presented, and/or (vi) the differences between the matters as well as their interrelations further complicate the prediction of outcomes. In reaching this conclusion, Toyota considers the stages of these matters, the discovery in and information available about these matters, Toyota’s experience with similar matters and Toyota’s assessment of the matters. Although an estimation is not possible based on current information, the resolution of these matters could have an adverse effect on Toyota’s financial position, results of operations or cash flows.”

Government Investigations, page F-57

48.	You disclose that National Highway Traffic Safety Administration inquiry RQ10-003 was officially resolved on March 1, 2011 but you did not disclose the outcome. Please tell us and disclose as appropriate the outcome of this matter.

With respect to RQ10-003, the National Highway Traffic Safety Administration (“NHTSA”) identified additional models that should be subject to recall for potential pedal interference and Toyota agreed to recall those models. Toyota announced those additional recalls on February 24, 2011. As a result, NHTSA determined that Toyota had addressed the potential causes of unintended acceleration and closed RQ 10-003 on March 1, 2011. Because this matter was resolved during the fiscal year ended March 31, 2011, Toyota does not intend to include disclosure of this matter in future filings.

*        *        *

Toyota acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me by telephone at +81-3-5251-1601, by fax at +81-3-5251-1602 or by email at mikeda@shearman.com, if you have additional questions or require additional information.

Very truly yours,

/s/ Masahisa Ikeda
Masahisa Ikeda
Shearman & Sterling LLP

cc:	Theresa Messinese (Securities and Exchange Commission)
Douglas Jones (Securities and Exchange Commission)
Sonia Bednarowski (Securities and Exchange Commission)
Yuji Maki (Toyota Motor Corporation)
Akira Kawana (Kanto Auto Works, Ltd)
Katsunori Sasayama (PricewaterhouseCoopers Aarata)